Jacob Funds Inc.
c/o Jacob Asset Management of New York LLC
653 Manhattan Beach Blvd. #J
Manhattan Beach, CA 90266

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin, 53202

October 1, 2012

VIA EDGAR Transmission

Mr. Howie Hallock
Ms. Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Jacob Funds Inc.
Registration Statement on Form N-1A
File Nos.: 333-82865 and 811-09447
Request for Acceleration

Ladies and Gentlemen:

On behalf of Jacob Funds Inc. and its principal underwriter, Quasar Distributors, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement be accelerated to Monday, October 1, 2012, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration.  Please contact David F. Roeber at (215) 564-8179 or Michael P. O’Hare at (215) 564-8198 if you have any questions or need further information.

/s/Ryan I. Jacob	/s/Susan LaFond
Name: Ryan I. Jacob	Name: Susan LaFond
Title: President	Title: Vice President
Jacob Funds Inc.	Quasar Distributors, LLC

cc:  Michael P. O’Hare
       David F. Roeber